Consent of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Life and Annuity Insurance Company:

We consent to our reports with respect to Nationwide VL Separate Account-G dated March 18, 2008, and for Nationwide Life and Annuity Insurance Company dated April 30, 2007, included herein, and to the reference to our firm under the heading “Services” in the Statement of Additional Information (File No. 333-146073). Our report for Nationwide Life Insurance Company and subsidiaries refers to the adoption of the American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP

Columbus, Ohio
March 18, 2008